# SEC Schedule 13D/A (Amendment No. 15) — Beneficial ownership report by holders of more than 5% of a class

Issuer: JANUS HENDERSON GROUP PLC, CIK 0001274173
CUSIP: G4474Y214
Title of class of securities: Ordinary Shares, $1.50 per share par value
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Date of event which requires filing of this statement: 12/21/2025
Amends the filing with accession number 0001193125-25-250770
Filed by CIK 0001345471
Persons authorized to receive notices and communications: Brian L. Schorr, Esq., 280 Park Avenue, 41st Floor, New York, New York (NY), 10017, (212) 451-3000

## Reporting persons
- Nelson Peltz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.6% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,476,408 Ordinary Shares, $1.50 per share par value ("Ordinary Shares") of Janus Henderson Group plc, a company incorporated and registered in Jersey (the "Issuer"), outstanding as of October 28, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2025 (the "Q3 Form 10-Q").
- Peter W. May: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.6% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,476,408 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as reported by the Issuer in the Q3 Form 10-Q.
- TRIAN FUND MANAGEMENT, L.P. (CIK 0001345471): type of reporting person: partnership (PN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.6% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,476,408 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as reported by the Issuer in the Q3 Form 10-Q.
- Trian Fund Management GP, LLC: type of reporting person: other (OO); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.6% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,476,408 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as reported by the Issuer in the Q3 Form 10-Q.
- Trian Partners AM Holdco II, Ltd.: type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 31,867,800; sole dispositive power 0; shared dispositive power 31,867,800; aggregate amount beneficially owned 31,867,800 (20.6% of the class)
  Comment: The percentage calculated in Row 13 is based on 154,476,408 Ordinary Shares of the Issuer outstanding as of October 28, 2025, as reported by the Issuer in the Q3 Form 10-Q.

## Item 1. Security and Issuer
Title of class of securities: Ordinary Shares, $1.50 per share par value
Name of issuer: JANUS HENDERSON GROUP PLC
Address of issuer's principal executive offices: 201 Bishopsgate, London, United Kingdom (X0), EC2M 3AE
Comment:
This Amendment No. 15 ("Amendment No. 15") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on October 2, 2020 as amended by Amendment No. 1, filed on May 12, 2021, as amended by Amendment No. 2 filed on May 19, 2021, as amended by Amendment No. 3 filed on July 19, 2021, as amended by Amendment No. 4 filed on October 4, 2021, as amended by Amendment No. 5 filed on November 16, 2021, as amended by Amendment No. 6 filed on December 13, 2021, as amended by Amendment No. 7 filed on January 6, 2022, as amended by Amendment No. 8 filed on February 1, 2022, as amended by Amendment No. 9 filed on March 9, 2022, as amended by Amendment No. 10 filed on March 31, 2022, as amended by Amendment No. 11 filed on November 15, 2022, as amended by Amendment No. 12 filed on June 2, 2023, as amended by Amendment No. 13 filed on May 2, 2025, and as amended by Amendment No. 14 filed on October 27, 2025 (as amended, the "Schedule 13D"), relating to the Ordinary Shares of the Issuer. The address of the principal executive office of the Issuer is 201 Bishopsgate, London, EC2M 3AE United Kingdom.

Capitalized terms not defined herein shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 3 of the Schedule 13D is hereby amended and supplemented to incorporate by reference the information set forth in Item 4 below.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented to include the following information to the end therof:

Agreement and Plan of Merger

On December 21, 2025, the Issuer, Jupiter Company Limited, a company incorporated in Jersey and an affiliate of the Reporting Persons ("Parent"), and Jupiter Merger Sub Limited, a company incorporated in Jersey and an affiliate of the Reporting Persons ("Merger Sub"), entered into an Agreement and Plan of Merger (the "Merger Agreement") providing for the acquisition of the Issuer by Parent.

The Merger Agreement provides that, among other things, upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time ("Effective Time"), Merger Sub will merge with and into the Issuer (the "Merger") in accordance with the Companies (Jersey) Law 1991 (the "Companies Law"), with the Issuer continuing as the surviving corporation and a wholly owned subsidiary of Parent.

Pursuant to the Merger Agreement, each Ordinary Share issued and outstanding immediately prior to the Effective Time (except for shares held by Parent and as otherwise provided in the Merger Agreement) will be converted into the right to receive $49.00 per Ordinary Share in cash, without interest (the "Merger Consideration").

Each (i) outstanding restricted stock unit (each, an "Issuer RSU Award") that is (A) vested in accordance with its terms as of the Effective Time, (B) a matching award granted in connection with purchases made under the Issuer's employee stock purchase plan, whether vested or unvested or (C) held by a non-employee director of the Issuer's Board of Directors (the "Board"), whether vested or unvested (each, a "Vested Issuer RSU Award"), and (ii) outstanding performance restricted stock unit (each, an "Issuer PSU Award") where the performance period has been completed as of the Effective Time (each, a "Vested Issuer PSU Award"), will terminate and be cancelled as of immediately prior to the Effective Time in exchange for the right to receive a lump sum cash payment equal to (a) (I) the Merger Consideration, multiplied by (II) the number of Shares subject to such Vested Issuer RSU Award or Vested Issuer PSU Award immediately prior to the Effective Time (in the case of Vested Issuer PSU Awards, with any applicable performance goals deemed satisfied based on actual performance), plus (b) the amount of any accrued but unpaid dividend equivalent rights.

Each outstanding Issuer RSU Award that is not a Vested Issuer RSU Award (each, an "Unvested Issuer RSU Award") will generally be converted into the contingent right to receive a cash award of equivalent value equal to (i) (A) the Merger Consideration, multiplied by (B) the number of Shares subject to such Unvested Issuer RSU Award immediately prior to the Effective Time, plus (ii) the amount of any accrued but unpaid dividend equivalent rights (each, a "Replacement RSU Award"). Each Replacement RSU Award will earn interest at the prevailing money market rate of a specified Issuer money market fund, or the holder may elect to notionally invest 50% or 100% of the cash in an underlying mutual fund or funds from an approved list, and otherwise will have the same terms and conditions (including with respect to vesting and payment timing) as applied to the Unvested Issuer RSU Award for which it was exchanged.

Each outstanding Issuer PSU Award that is not a Vested Issuer PSU Award (each, an "Unvested Issuer PSU Award") will generally be converted into the contingent right to receive a cash award of equivalent value equal to (i) (A) the Merger Consideration, multiplied by (B) the number of Shares subject to such Unvested Issuer PSU Award immediately prior to the Effective Time (with any applicable performance goals deemed satisfied at 120% of target), plus (ii) the amount of any accrued but unpaid dividend equivalent rights (each, a "Replacement PSU Award"). Each Replacement PSU Award will earn interest at the prevailing money market rate of a specified Issuer money market fund, or the holder may elect to notionally invest 50% or 100% of the cash in an underlying mutual fund or funds from an approved list, and otherwise will have the same terms and conditions (including with respect to service-based vesting and payment timing but excluding any performance-based vesting conditions) as applied to the Unvested Issuer PSU Award for which it was exchanged..

The parties' obligation to consummate the Merger is subject to the satisfaction or waiver of conditions set forth in the Merger Agreement, including: (i) the Issuer having obtained the Required Company Vote (as defined in the Merger Agreement) in connection with the approval of the Merger and the other transactions contemplated by the Merger Agreement by the stockholders of the Issuer, (ii) the absence of any law or governmental order prohibiting the Merger, (iii) the expiration of the waiting period applicable to the Merger under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (iv) the (A) date as set out in Article 127FJ(3)(a) of the Companies Law having passed and (B) each applicable date as set out in Article 127FJ(3)(c) of the Companies Law having passed in respect of the Issuer's and Merger Sub's notification and publication obligations described in Section 7.13(a) of the Merger Agreement, (v) obtaining certain regulatory approvals, (vi) no material adverse effect on the Issuer having occurred since the signing of the Merger Agreement, (vii) the accuracy of the Issuer's representations and warranties contained in the Merger Agreement subject to the standards set forth in the Merger Agreement, (viii) the Issuer's performance of its covenants and agreements under the Merger Agreement in all material respects prior to the closing of the transactions contemplated under the Merger Agreement and (ix) the receipt of consent of advisory clients and funds representing Closing Revenue Run-Rate (as defined in the Merger Agreement) of at least 80% of Base Date Revenue Run-Rate (as defined in the Merger Agreement).

The Issuer has made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary covenants and agreements, including covenants and agreements relating to the conduct of the Issuer's business between the date of the signing of the Merger Agreement and the closing of the transactions contemplated under the Merger Agreement. The representations and warranties made by the Issuer are qualified by disclosures made in its disclosure schedules and SEC filings.

The Merger Agreement also contains covenants by the Issuer not to participate in any discussions or negotiations with any person making any proposal for an alternative transaction, and requiring the Board to recommend to its stockholders that they approve the transactions contemplated by the Merger Agreement, in each case subject to certain exceptions. The Board may change its recommendation in certain circumstances specified in the Merger Agreement in response to an unsolicited proposal for an alternative transaction or following an intervening event.

The Merger Agreement contains certain termination rights for the Issuer and Parent, including the right of the Issuer to terminate the Merger Agreement to accept a Superior Proposal (as defined in the Merger Agreement), subject to specified limitations. In addition to the foregoing termination rights, and subject to certain limitations, either party may terminate the Merger Agreement if the Merger is not consummated by June 22, 2026, subject to certain extensions set forth in the Merger Agreement (the "Termination Date").

The Merger Agreement also provides that the Issuer will be required to pay Parent a termination fee equal to $297,130,000 in the event that (i) Parent terminates the Merger Agreement due to (a) the Board changing its recommendation with respect to the Merger or the Board approving or recommending a Company Acquisition Proposal (as defined in the Merger Agreement), (b) the Issuer's failure to call or hold the Company Stockholders Meeting (as defined in the Merger Agreement) or (c) the Issuer's intentional breach of its obligations with respect to alternative transactions, (ii) the Issuer or Parent terminates the Merger Agreement due to (a) the Issuer's failure to obtain stockholder approval of the Merger or (b) the Merger not having been consummated by the Termination Date when the stockholder approval has not been obtained and at or prior to the Company Stockholders Meeting (as defined in the Merger Agreement) a bona fide written Company Acquisition Proposal (as defined in the Merger Agreement) has been publicly announced and not withdrawn prior to the Company Stockholders Meeting and within twelve (12) months following the termination of the Merger Agreement, the Issuer enters into a definitive agreement with respect to, or consummates, a Company Acquisition Proposal, or (iii) the Issuer terminates the Merger Agreement in order to enter into an alternative transaction that constitutes a Superior Proposal. In addition, if the Merger Agreement is terminated due to a failure of the Issuer's stockholders to approve the Merger at the stockholder's meeting, the Issuer is required to reimburse Parent for expenses incurred by or on Parent's behalf, up to an amount not to exceed $111,420,000. In the event this expense reimbursement is paid or has become payable, any subsequent termination fee payable by the Issuer would be reduced to $222,850,000.

Pursuant to the Merger Agreement, (i) if the Issuer terminates due to an uncured breach of any representation, warranty, covenant or agreement of Parent or Merger Sub that causes a failure of the corresponding condition to the Issuer's obligations to close or (ii) if the mutual conditions to closing and the conditions to Parent and Merger Sub's obligations to effect the closing have been satisfied and Parent fails to consummate the Merger when required after irrevocable confirmation that the Issuer is ready, willing and able to consummate the Closing, Parent will be required to pay to the Issuer a termination fee equal to $222,850,000 (the "Parent Termination Fee").

If the Merger is consummated, the Issuer's Ordinary Shares will be delisted from the New York Stock Exchange as soon as reasonably practicable after the Effective Time and then will be deregistered pursuant to the Securities Exchange Act of 1934, as amended, as soon as reasonably practicable after such delisting.

Funds and investment vehicles that are part of an investor group led by the Reporting Persons and General Catalyst Group Management, LLC have provided the Issuer with limited guarantees that, collectively, guarantee the payment of the Parent Termination Fee and certain other monetary obligations that may be owed by Parent pursuant to the Merger Agreement.

Under the Merger Agreement, each of the Issuer and Parent has also agreed to use reasonable best efforts to consummate the Merger, including using best efforts to obtain all required regulatory approvals, subject to certain limitations as described in the Merger Agreement.

Subject to the terms of the Merger Agreement, Parent is required under the Merger Agreement to take, and to cause each of its subsidiaries to take, or cause to be taken, all appropriate actions, and do, or cause to be done, all things necessary, proper or advisable to obtain funds sufficient to fund the Merger Consideration and any fees and expenses and other amounts payable by Parent, Merger Sub or Parent's other affiliates at closing and for any repayment or refinancing of outstanding indebtedness of the Issuer and/or its subsidiaries contemplated by or required by the Merger Agreement or the debt financing commitment letter on or prior to the date on which the Merger is required to be consummated pursuant to the terms of the Merger Agreement. The transaction will be financed through a combination of cash provided by an investor group led by the Reporting Persons and General Catalyst Group Management, LLC as well as preferred equity financing that has been committed by Massachusetts Mutual Life Insurance Company ("MassMutual") and debt financing that has been committed by JPMorgan Chase Bank, N.A., Citibank, N.A., Bank of America, N.A., Jefferies Finance LLC and MUFG Bank, Ltd., in each case subject to the conditions set forth in their respective commitment letters. Trian Partners AM Holdco II, Ltd. ("Trian AM Holdco") will roll-over a portion of its existing stake in the Issuer in the Merger, pursuant to the Voting Agreement (as defined below) described below. The transaction is not subject to a financing condition.

Voting and Rollover Agreement

Concurrently with and as a material inducement to the Issuer's willingness to execute the Merger Agreement, one of the Reporting Persons, Trian AM Holdco, who directly holds all of the Ordinary Shares beneficially owned by the Reporting Persons, entered into a voting and rollover agreement with the Issuer (the "Voting Agreement"), pursuant to which such Reporting Person has, subject to certain limitations, committed to vote its Ordinary Shares in favor of, and take certain other actions in furtherance of, the transactions contemplated by the Merger Agreement, including the Merger, and directly or indirectly contribute a portion of its Ordinary Shares to Parent prior to the Merger. Such Reporting Person's voting obligations are subject to certain exceptions, including a change in recommendation by the Board in accordance with the terms of the Merger Agreement. Subject to the terms therein, the Voting Agreement will terminate upon the earliest to occur of (i) the mutual written agreement of the parties to the Voting Agreement, (ii) the Effective Time or (iii) the termination of the Merger Agreement in accordance with its terms.

Equity Commitment Letter

Concurrently with the execution of the Merger Agreement, Parent delivered an equity commitment letter between Parent and the equity investors party thereto, including, but not limited to, affiliates of certain of the Reporting Persons, (collectively, the "Equity Investors"), pursuant to which the Equity Investors have committed, subject to the terms and conditions contained therein, to invest in Parent, directly or indirectly, the amount set forth therein (the "Equity Commitment Letter"). The Issuer is an express third-party beneficiary of the Equity Commitment Letter and is entitled to specifically enforce the obligations of the Equity Investors, on the terms and subject to the conditions set forth therein.

The information disclosed in this Item 4 does not purport to be a complete statement of the respective parties' rights and obligations under each of the Merger Agreement, the Voting Agreement and the Equity Commitment Letter, as applicable, and is qualified in its entirety by reference to the Merger Agreement, the Voting Agreement and the Equity Commitment Letter, copies of which are attached as Exhibits 9, 10 and 11 respectively, and which are incorporated herein by reference in their entirety. These agreements contain representations, warranties and covenants that the respective parties made to each other as of the date of each agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. Each agreement has been attached to provide investors with information regarding its terms and is not intended to provide any other factual information about the Issuer, Parent or any other party to these agreements or any related agreement. Investors and security holders are not third-party beneficiaries under any of the Merger Agreement, the Voting Agreement or the Equity Commitment Letter, and should not rely on the representations, warranties, covenants and agreements, or any descriptions thereof, as characterizations of the actual state of facts or condition of any party to any such agreements. Moreover, information concerning the subject matter of the representations and warranties may change after the date of any of the Merger Agreement, the Voting Agreement or the Equity Commitment Letter, which subsequent information may or may not be fully reflected in the Issuer's or Parent's public disclosures. None of the Merger Agreement, the Voting Agreement or the Equity Commitment Letter should be read alone or should instead be read in conjunction with the other information regarding the parties to such agreements, including but not limited to, the Issuer and Parent, and the transactions contemplated by such agreements that will be contained in or attached as an annex to the proxy statement that the Issuer will file in connection with the transactions contemplated by the Merger Agreement, as well as in the other filings that the Issuer or affiliates of Parent will make with the SEC, including a Schedule 13E-3.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
(a) Item 5(a) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (11) through (13) of the cover pages of this Schedule 13D (including, but not limited to, footnotes to such information) are incorporated herein by reference. As of 4:00 pm, New York City time, on December 22, 2025, the Reporting Persons beneficially owned 31,867,800 Ordinary Shares, representing approximately 20.6% of the Issuer's outstanding Ordinary Shares (calculated based on a total of 154,476,408 Ordinary Shares outstanding as of October 28, 2025, as reported by the Issuer in the Q3 Form 10-Q).
Number of shares as to which each person has sole or shared power to vote or dispose:
(b) Item 5(b) is hereby amended and restated in its entirety as follows:

The responses of the Reporting Persons to rows (7) through (10) of the cover pages of this Statement (including, but not limited to, footnotes to such information) are incorporated herein by reference. Trian AM Holdco beneficially and directly owns and has sole voting power and sole dispositive power with regard to 31,867,800 Ordinary Shares, except to the extent that other Reporting Persons as described in this Item 5(b) may be deemed to have shared voting power and shared dispositive power with regard to such Ordinary Shares.

Each of Trian Fund Management, L.P. ("Trian Management"), Trian Fund Management GP, LLC ("Trian Management GP"), Nelson Peltz and Peter W. May, by virtue of their relationships with Trian AM Holdco (as discussed in Item 2 above), may be deemed to have shared voting power and shared dispositive power with regard to, and therefore may be deemed to beneficially own (as that term is defined in Rule 13d-3), the Ordinary Shares that Trian AM Holdco directly and beneficially owns. Each of Trian Management, Trian Management GP, Nelson Peltz and Peter W. May disclaim beneficial ownership of such Ordinary Shares for all other purposes.

Each of the Reporting Persons and MassMutual may be deemed to be members of a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended. MassMutual is filing a separate Schedule 13D filing to report the Ordinary Shares that it may be deemed to beneficially own. The Reporting Persons expressly disclaim any beneficial ownership of Ordinary Shares held directly by MassMutual and such shares are not the subject of this Schedule 13D.
Transactions in the class effected during the past sixty days:
(c) Item 5(c) is hereby amended and supplemented by adding the following at the end thereof:

Except as set forth in Items 3, 4 and 6, which information is incorporated herein by reference, there have been no new transactions by the Reporting Persons during the sixty days preceding the filing of this Amendment No. 15.
Other persons with the right to receive dividends or sale proceeds:
(d) Item 5(d) is hereby amended and restated in its entirety as follows:

Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class:
(e) Item 5(e) is hereby amended and restated in its entirety as follows:

Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Item 6 of the Schedule 13D is hereby supplemented to incorporate by reference the information set forth in Item 4 above.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 9 - Agreement and Plan of Merger, dated as of December 21, 2025, by and among Janus Henderson Group plc, Jupiter Company Limited and Jupiter Merger Sub Limited (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on December 22, 2025).

Exhibit 10 - Voting and Rollover Agreement, dated as of December 21, 2025, by and among Janus Henderson Group plc and the Stockholders party thereto (incorporated herein by reference to Exhibit 10.1 of the Current Report on Form 8-K filed by the Issuer on December 22, 2025).

Exhibit 11 - Equity Commitment Letter, dated as of December 21, 2025, from Jupiter Core Holdings, L.P., Jupiter AM Investors, L.P., Trian Partners AM Fun, L.P. and Trian Partners AM Parallel Fund, L.P. (certain information in this Exhibit has been redacted and filed separately with the Securities and Exchange Commission, and confidential treatment has been requested with respect to such omitted information).

## Signatures
- Nelson Peltz: /s/ Nelson Peltz, Nelson Peltz (12/22/2025)
- Peter W. May: /s/ Peter W. May, Peter W. May (12/22/2025)
- TRIAN FUND MANAGEMENT, L.P.: /s/ Peter W. May, Member of the General Partner of the Reporting Person (12/22/2025)
- Trian Fund Management GP, LLC: /s/ Peter W. May, Member (12/22/2025)
- Trian Partners AM Holdco II, Ltd.: /s/ Peter W. May, Member (12/22/2025)